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MEMORANDUM

TO:         Ellen Sazzman
            U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:       Susan Rhee
            ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:       January 24, 2008
SUBJECT:    Response to Comments to Form N-1A for JNL Series Trust (the "Trust")
            File Nos: 33-87244 and 811-8894
--------------------------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on January 16, 2008 to the Trust's 485APOS filing on Form N1-A.

The comments, as we understood them, are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus.

The underscored language if viewed through EDGAR will appear in all capital letters.

PROSPECTUS

1. PLEASE CONFIRM THAT THE SERIES AND CLASS IDENTIFIERS MATCH THE FUNDS LISTED ON THE COVER PAGE.

     The Series and Class Identifiers have been updated to reflect the list of Funds on the cover page.


2. PLEASE CONFIRM THAT THERE ARE NO EXPENSE WAIVERS OR REIMBURSEMENTS FOR ANY OF THE FUNDS.

     We confirm that none of the Funds have any expense reimbursements or waivers.


3.   PLEASE IDENTIFY THE BENCHMARK/INDEX  FOR THE JNL/FRANKLIN  TEMPLETON INCOME
     FUND.

     The primary benchmark for the JNL/Franklin Templeton Income Fund is the S&P 500 Index, and the secondary benchmark for the Fund is Lehman Brothers Aggregate Bond Index.


4. PLEASE IDENTIFY THE BENCHMARK/INDEX FOR THE JNL/GOLDMAN SACHS SHORT DURATION BOND FUND.

     The benchmark for the JNL/Goldman Sachs Short Duration Bond Fund is the Merrill Lynch 1-3 year Treasury Index.


5.   PLEASE IDENTIFY THE  BENCHMARK/INDEX  FOR THE JNL/LAZARD  EMERGING  MARKETS
     FUND.

     The benchmark for the JNL/Lazard Emerging Markets Fund is the MSCI Emerging Markets Index.


6. IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT", PLEASE SPECIFY EACH PORTFOLIO MANAGER'S RESPONSIBILITIES FOR THE LAST 5 YEARS FOR THE JNL/MELLON CAPITAL MANAGEMENT S&P 500 INDEX FUND, JNL/MELLON CAPITAL MANAGEMENT S&P 400 MIDCAP INDEX FUND, JNL/MELLON CAPITAL MANAGEMENT SMALL CAP INDEX FUND, AND JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND.

     We have added the underscored language and deleted the language in parentheticals to the third and fourth paragraphs of the section entitled "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT".

     Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. MS. WONG JOINED MELLON CAPITAL IN 2000 AS AN ASSOCIATE PORTFOLIO MANAGER. IN 2001 SHE WAS PROMOTED TO A SENIOR ASSOCIATE, IN 2003 TO AN ASSISTANT VICE PRESIDENT, IN 2004 TO A VICE PRESIDENT AND IN 2006 TO A DIRECTOR. CURRENTLY, SHE CO-MANAGES A TEAM OF PORTFOLIO MANAGERS FOR DOMESTIC AND INTERNATIONAL EQUITY INDEXING FUNDS. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco (and has been with Mellon Capital for 7 years).

     Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. MR. BROWN JOINED MELLON CAPITAL IN 1995 AS SENIOR ASSOCIATE PORTFOLIO MANAGER, WAS PROMOTED TO VICE PRESIDENT IN 1998, AND TO HIS CURRENT POSITION IN 2002. IN HIS POSITION, HE CO-MANAGES A TEAM OF PORTFOLIO MANAGERS FOR DOMESTIC AND INTERNATIONAL EQUITY INDEXING FUNDS, REVIEWS TRADES PROPOSED BY THE PORTFOLIO MANAGERS, REVIEWS AND MONITORS ACCOUNTS, AND APPROVES CORPORATE ACTION RESPONSES. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.


7.   FOR THE JNL/PAM ASIA EX-JAPAN FUND, PLEASE REPHRASE ROMAN NUMERAL (I).

     We have added the underscored language to the first paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES".

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective of long-term capital appreciation by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region where the (i) securities ARE of issuers organized under the laws of the country or of a country within the geographic region or maintains their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or
     (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. The Asia ex-Japan region includes, but is not limited to, the following countries:
     Korea; Taiwan; Hong Kong; Philippines; Thailand; Malaysia; Singapore; Indonesia; People's Republic of China; India; Pakistan and Vietnam. The Fund may also invest in depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)), debt securities convertible into common shares, preference shares, warrants and initial public offerings. In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.


8.   FOR THE JNL/PAM CHINA-INDIA FUND, PLEASE REPHRASE ROMAN NUMERAL (I).

     We have added the underscored language to the first paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES".

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing normally, 80% of its assets (net assets plus the amount of any borrowings for investment purposes), in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People's Republic of China and India where the
     (i) securities ARE of issuers organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.


9. FOR THE FOLLOWING FUNDS, PLEASE DISCLOSE WHETHER OR NOT THE FUNDS WILL HAVE ANY ACQUIRED FUND EXPENSES:

     JNL/PPM AMERICA MID CAP VALUE FUND/ JNL/PPM AMERICA SMALL CAP VALUE FUND JNL/S&P COMPETITIVE ADVANTAGE FUND/ JNL/S&P DIVIDEND INCOME & GROWTH FUND JNL/S&P INTRINSIC VALUE FUND/ JNL/S&P TOTAL YIELD FUND

     The Funds listed above will not have any acquired fund expenses.


10. FOR THE JNL/S&P 4 FUND, PLEASE INCLUDE A DISCLOSURE IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES" AS IT RELATES TO THE "NON-DIVERSIFICATION RISK" AND THE "GROWTH INVESTING RISK" DISCLOSED UNDER "PRINCIPAL RISKS OF INVESTING IN THE FUND".

     We have deleted the growth investing risk in the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND" and deleted the language in the parenthetical and added the underscored language to the fourth paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES".

     The securities for each (strategy) UNDERLYING FUND are selected only once annually on each Stock Selection Date. The Stock Selection Date will be on or about December 1 of each year. For the Underlying Funds, SPIAS generally uses a buy and hold strategy, recommending trades only around each Stock Selection Date, when cash flow activity occurs and for dividend reinvestment. THEREFORE, THE FUND MAY HOLD SECURITIES OF A SMALLER NUMBER OF ISSUERS. For the Underlying Funds, SPIAS may also recommend trades for mergers if the original stock is not the surviving company.


11. FOR THE JNL/S&P 4 FUND, PLEASE CONFIRM THE FUND PAYS THE UNDERLYING FUNDS' EXPENSES.

     As disclosed in the second footnote below to the "ANNUAL FUND OPERATING EXPENSES" table, the JNL/S&P 4 Fund pays its pro rata share of the fees and expenses of the Underlying Funds.

---------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------- -----------------------
                                                                                                     CLASS A
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Management/Administrative Fee                                                                         0.05%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
12b-1 Fee                                                                                             0.00%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Other Expenses*                                                                                       0.01%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Acquired Fund Fees and Expenses**                                                                     0.71%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Total Annual Fund Operating Expenses                                                                  0.77%
--------------------------------------------------------------------------------------------- -----------------------

* Other expenses are based on estimated amounts for the current fiscal year.
** Because the Fund invests in the Underlying Funds, the Fund will indirectly bear its pro rata share of fees and expenses of the Underlying Funds in addition to the other expenses shown. Amount is based upon the target allocations to the Underlying Funds. Actual amounts may be higher or lower than these shown above.


12. PLEASE EXPLAIN THE PRECEDENT FOR INCLUDING THE HYPOTHETICAL TABLES FOR THE JNL/S&P 4 FUND, JNL/S&P COMPETITIVE ADVANTAGE FUND, JNL/S&P DIVIDEND INCOME & GROWTH FUND, JNL/S&P INTRINSIC VALUE FUND, AND JNL/S&P TOTAL YIELD FUND.

     The JNL Series Trust prospectus presents the hypothetical results for model portfolios for five series of the Trust (the "JNL Funds"). The JNL Funds use quantitative strategies applied to select investments from among the S&P 500 Index (the "JNL/S&P Strategies"). The prospectus for each JNL Fund describes the objective criteria used to select the Fund's investments.

     The presentation prominently states that the results are hypothetical, are for periods prior to the inception of the JNL Funds, and are constructed by back testing the respective quantitative strategies. The presentation clearly discloses which fees are reflected in the results, the assumptions used, and the limitations of back tested performance versus actual performance.

     The JNL Funds assert based on all of the authorities cited below that the JNL Funds' presentations are compliant with applicable requirements, and in fact, provide useful information to investors that a narrative presentation cannot provide.

     INDUSTRY PRACTICE AND DISCLOSURE

     The JNL Funds' presentation is consistent with industry practice of presenting back tested results of objective strategies.(1) For example, the July 1, 2007 prospectus for the Wells Fargo Trust states that the investment strategy of certain of its funds is to replicate the total return of certain newly created Dow Jones Target Date Indexes. The prospectus presents back-tested performance for the Dow Jones Target Date Indexes for periods prior to their inception, and prominently discloses the limitations of such back-tested performance.(2) The Wells Fargo Trust registration statement was filed under Rule 485(a) and therefore was subject to Staff review.

     SEC STAFF GUIDANCE AND ENFORCEMENT STANDARDS

     The JNL Funds presentation discloses all material facts and does not contain false or misleading statements. While the Staff has not published guidelines for the presentation of back-tested results, the SEC staff does regularly review hypothetical back-tested presentations in connection with its adviser examination process, and has brought enforcement actions against advisers for failing to disclose various material facts(3) in connection with back-tested presentations.

     The JNL Funds' prospectus discloses each of the items enumerated in footnote 3 for which the SEC has punished advisers when presenting back-tested performance.

     NASD PUBLICATION

     In addition, the JNL Funds' presentation is consistent with the principles expressed by the NASD (now FINRA) regarding back-testing performance for UITs with objective strategies. In a September 1997 Ask the Analyst publication, the NASD staff stated its views regarding back-testing on the context of a unit investment trust that selects equities based on objective criteria. The NASD staff stated:

     Typically, equity strategy UITs invest in stocks selected from a well-known index based on objective, easily verifiable criteria... Marketing materials for these UITs frequently illustrate how the strategy would have performed historically over the long-term (e.g., the previous 15 years), INCLUDING TIME PERIODS PRIOR TO THE EXISTENCE OF THE UIT or the series of UITs. This type of "strategy performance" is permitted where the strategy reflects OBJECTIVE, EASILY VERIFIABLE CRITERIA.(4) FORM N-1A Finally, the presentation is consistent with the requirements of Form N-1A.

     Form N-1A, under General Instructions, sub-section C. Preparation of the Registration Statement, sub-sub-section 3(b) states as follows:

     "OTHER INFORMATION. A Fund may include, except in the Risk/Return Summary, information in the prospectus or the SAI that is not otherwise required. For example, a Fund may include charts, graphs or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. The Risk/Return Summary may not include disclosure other than that required or permitted by Items 2 and 3.

     The table is not presented in the Risk/Return Summary and does not obscure or impede understanding of the information that is required to be included, as is also required by Rule 421 under the Securities Act of 1933, as amended.

     CONCLUSION

     The JNL  Funds  submit,  for all the  authorities  stated  above  that  its presentation of the back-tested strategies is consistent with the principles expressed by the SEC, the Staff and the NASD staff, as well as disclosure in other mutual fund registration statements recently declared effective by the Staff and is specifically authorized by Form N-1A. For these reasons, the JNL Funds believe its hypothetical historical presentations are appropriate for inclusion in the JNL Funds prospectus.


STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1. PLEASE EXPLAIN WHY THE FOLLOWING DISCLOSURE FROM PART II OF THE "DISCLOSURE OF PORTFOLIO INFORMATION" WOULD NOT APPLY TO CERTAIN FUNDS.

     A. POLICY REQUIREMENTS. In order to implement this policy, the procedures generally provide that:

          (i) Information about the Funds' portfolio holdings may not, except as set forth herein, be disclosed until it is either filed with the SEC, or mailed out to shareholders, which filing or mailing will not be made sooner than thirty (30) days after quarter end;

          (ii) Portfolio holdings information that is solely available in other regulatory reports or filings (such as U.S. Treasury Department filings) may not be disclosed, except as expressly authorized by the Funds' President;

         (iii) Portfolio holdings information for certain of the Funds(1) (including, but not limited to, the "Fund of Funds," "ETF Funds," "Target Funds," and "Index Funds") that is more current than that in reports or other filings filed electronically with the SEC may be disclosed in certain printed materials provided the information is posted on the Funds' website one (1) day prior to the use of any printed materials; and

          (iv) Information about the Funds' portfolio holdings shall not be disclosed by the Funds, JNAM, the Distributor, and personnel at the foregoing entities, to obtain compensation or consideration.

               The foregoing, general policy requirements may not apply to certain of the Funds, including, but not limited, to the money market portfolios.

          The Disclosure of Portfolio Information policies and procedures were revised after much discussion with the Funds' Board related to the characteristics of the Fund of Funds, ETF Funds, and Target Funds. These Funds would generally NOT be termed as actively managed funds, and investments are primarily selected through a mechanical process or a change in indices. The Board recognized that full disclosure of portfolio holdings on a quarterly basis may not benefit a shareholder making an investment decision due to the delay in reporting.

          For example, the S&P Fund of Funds (e.g. JNL/S&P Retirement 2015 Fund) are typically re-balanced after the prospectus update, which is generally, on or about April 30th. The first N-CSR filing for the S&P Funds will be made approximately 60 days after June 30th; approximately August 29th. The shareholder will receive his/her first holdings information 4 months after the re-balance. Effectively, the S&P Funds will be investing in the same Funds during that period. Both management and the Funds' Board determined it was in the best interest of the shareholders to receive more current information, and as the mechanical investment process had already determined Fund selection, there was very little harm posed by the release of portfolio holdings information.

          Both management and the Funds' Board determined that the actively manage Funds will be subject to the standard disclosure and reporting periods (SEC filings or 30 days after quarter-end). This is due to the fact that the actively managed Funds are essentially re-balanced or traded on a daily basis and portfolio composition is constantly shifting in accordance with the sub-adviser's investment strategy.


2. PLEASE DISCLOSE IF THE CONFIDENTIALITY OBLIGATION INCLUDES THE DUTY NOT TO TRADE IN ACCORDANCE WITH ITEM 11(F)(1)(II) OF FORM N-1A.

     Our agreements with service providers contain confidentiality provisions. We do not monitor trading at service providers (such as Lipper or Morningstar), nor would our service providers give us access to the trading records of personnel (Regulation S-P and privacy issues).

     It should be noted that portfolio holdings information that is provided to service providers is always sent on a delayed basis. For example, materials sent to Lipper are provided on a 30-day lag, and materials sent to auditors are also sent on a delayed basis of a few weeks to a few months. This prevents information from being released to the public prior to filings with the SEC. Further, given delays in the delivery and receipt of portfolio holdings information, it is impossible for service provider personnel to "front-run" or time Fund transactions.

     Portfolio holdings information sent to JNLD, as the distributor and marketing organization for the Funds, is also delivered on a delayed basis of a few weeks to a few months. JNLD maintains a Code of Ethics to monitor personal trading and prevent personal trading abuses.

     It should also be noted that portfolio holdings information received by JNAM, as the administrator to the Funds, is on a T+1 basis, so there is a built-in lag to portfolio holdings information, thereby, mitigating potential trading abuses. JNAM maintains a Code of Ethics to monitor personal trading and prevent abuses.

     Due to the fact that:

     - JNAM receives portfolio information on a delayed basis (T+1), and has a Code of Ethics to monitor trading;

     - JNLD receives portfolio holdings information on a significantly delayed basis (30 days or longer) and has a Code of Ethics to monitor personal trading;

     - Service providers are subject to confidentiality provisions, and receive portfolio holdings information on a significantly delayed basis (generally 30 days or longer); and

     - All sub-advisers have Codes of Ethics to monitor and prevent abusive personal trading,

     The risk to the Funds from disclosure of portfolio holdings information is minimal.

     WE HAVE PREVIOUSLY ADDED THE UNDERSCORED LANGUAGE TO THE SECTION ENTITLED "DISCLOSURE OF PORTFOLIO INFORMATION" IN RESPONSE TO THE COMMISSION'S COMMENTS REGARDING CONFIDENTIALITY.

          C. OTHER DISCLOSURES. The Funds periodically provide information concerning their portfolio holdings to the Adviser's consultants, service providers, and the Funds' Board in connection with transactions/services provided to, or on behalf of, the Funds. In addition to the Adviser, these service providers may include any sub-adviser, distributor, auditor, and/or legal counsel to the funds, the trustees or the service providers. ANY DISCLOSURE TO SERVICE PROVIDERS SHALL BE MADE SUBJECT TO A CONFIDENTIALITY AGREEMENT OR CONFIDENTIALITY PROVISIONS LIMITING THE USE OF SUCH INFORMATION FOR APPROVED PURPOSES. The Funds may also disclose portfolio holding information to any person who expressly agrees in writing to keep the disclosed information in confidence (AGREEMENTS SHALL CONTAIN CONFIDENTIALITY PROVISIONS), and to use it only for purposes expressly authorized by the Fund. Furthermore, as authorized by the Funds' President, in writing, and upon his/her determination that such disclosure would be in the interests of the relevant Fund and its shareholders, a Fund may disclose portfolio holding information.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about March 14, 2008.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

--------

(1) See, e.g., Wells Fargo Funds Trust post-effective amendment no. 109 on Form N-1A filed on April 13, 2007 pursuant to Rule 485(a), and effective on June 29, 2007 (File Nos. 333-74295; 811-09253).

(2) Specifically, the Wells Fargo Funds Trust registration statement states as follows:

     INDEX PERFORMANCE While the objective of each Fund is to replicate, before fees and expenses, the total return of its target index, the performance shown for each target index is not the past performance of the corresponding Wells Fargo Advantage Dow Jones Target Date Fund or any other investment. Index performance does not include any fees and expenses associated with investing, including management fees and brokerage costs, and would be lower if it did. Past index performance is no guarantee of future results, either for the index or for any mutual fund. You cannot invest directly in an index.

     The Dow Jones Target Date Indexes described in this Prospectus were launched by Dow Jones & Company, Inc. (Dow Jones) on April 1, 2005. This Prospectus contains comparisons, assertions, and conclusions regarding the performance of the Dow Jones Target Date Indexes based on back-testing (I.E., strictly quantitative calculations of how an index might have performed in the past if it had existed, using substantially the same index methodology employed by Dow Jones today). Back-tested performance information is hypothetical and is provided solely for informational purposes. Back-tested performance does not represent actual performance, and should not be interpreted as an indication of actual performance.

     Each Dow Jones Target Date Index is comprised of a set of equity, bond and cash sub-indexes. The equity component is represented by the Dow Jones U.S. Style Indexes (sub-indexes numbers 1 through 6 in the table on the next page), Dow Jones Asia/Pacific Index, Dow Jones Europe/Canada Index and Dow Jones Wilshire Emerging Markets Large-Cap Specialty Index. The bond component is represented by the Lehman Brothers Government Bond, Corporate Bond, Fixed Rate Mortgage Backed Securities and Majors (ex-U.S.) Indexes. Finally, the cash component is represented by the Lehman Brothers 1-3 Month Treasury-Bill Index. Dow Jones created back-tested theoretical history for the Dow Jones Target Date Indexes for the period December 31, 1991 through April 1, 2006 using these sub-indexes.

     THE BACK-TESTED PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS. AMONG OTHER THINGS, BACK-TESTED PERFORMANCE DIFFERS FROM ACTUAL PERFORMANCE BECAUSE IT IS ACHIEVED THROUGH THE RETROACTIVE APPLICATION OF DATA THAT IS DESIGNED WITH THE BENEFIT OF HINDSIGHT. RULES USED TO CALCULATE "PRIOR PERFORMANCE" ARE NOT CHANGED. HOWEVER, DOW JONES DOES RESERVE THE RIGHT TO ALTER THE RESULTS AND THE METHODOLOGIES OF THEIR INDEXES, INCLUDING STYLE AND TARGET INDEXES, IN THE FUTURE. IN THE EVENT OF A CHANGE IN METHODOLOGY, IT IS NOT STANDARD PRACTICE TO RECALCULATE OR "RECAST" PAST PERFORMANCE IF THE CONDITIONS, OBJECTIVES AND INVESTMENT STRATEGIES OF THE INDEXES HAVE NOT CHANGED MATERIALLY DURING THE TIME PERIOD PORTRAYED ABOVE.

(3) (a) that the adviser only began offering its program after the performance period covered by the back-tested performance, i.e., the advertised performance results do not represent the results of actual trading using client assets, but were achieved by means of the retroactive application of a model designed with the benefit of hindsight; (b) the limitations inherent in model results (that they may not reflect the impact that economic and market factors might have had on the adviser's decision making if the adviser were actually managing clients' money); (c) whether the trading strategies used to create the retroactive performance were available for all periods presented; (d) all material economic and market factors that might have had an impact on the adviser's decision-making when using the model to actually manage clients' money; (e) whether the advertised performance reflects the deduction of advisory fees, brokerage or other commissions, mutual fund exchange fees, and any other expenses that a client would have paid; (f) the potential for loss as well as for profit; and (g) all other material facts relevant to the comparison between the back-tested performance and its benchmark.

(4) See, RCA - September 1997 - Ask the Analyst - Unit Investment Trusts. The NASD guidance also stated that to clearly explain this hypothetical performance, the communication must disclose:

     o that the strategy performance is hypothetical and not indicative of the performance of a specific trust;
     o strategy performance that reflects the fees and charges associated with the UIT; and
     o the percentage amount of all sales charges (including deferred charges).

     Comparisons of the hypothetical performance to the index would require disclosure that in any given year the strategy may lose money or underperform the index. Also, if cumulative or average annual total return performance is compared, then year-by-year data (or other consecutive time periods reflective of the UIT's term) for both the strategy and the index must be included.

(1) The Fund of Funds, ETF Funds, Target Funds, and Index Funds (such as the JNL/S&P Managed Conservative Fund, the JNL/S&P Growth Retirement Strategy Fund, the Jackson Perspective 5 Fund, and the JNL/Mellon Capital Management International Index Fund) generally include those Funds sub-advised by Standard & Poor's Investment Advisory Services LLC and/or Mellon Capital Management Corp. The Fund of Funds, ETF Funds, Target Funds, and Index Funds have distinct investment strategies and these policies and procedures recognize that more frequent disclosure of portfolio holdings information may be required for the benefit of shareholders.


 1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                           PROSPECTUS COMMENT 6



THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Mellon Capital Management S&P 500 Index Fund is Mellon Capital Management Corporation ("Mellon Capital"), located at 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a wholly-owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

Mellon Capital supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. Mellon utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolio as they deem appropriate in the pursuit of the Fund's investment objectives. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:


Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong joined Mellon Capital in 2000 as an associate portfolio manager. In 2001 she was promoted to a senior associate, in 2003 to an assistant vice president, in 2004 to a vice president and in 2006 to a director. Currently, she co-manages a team of portfolio managers for domestic and international equity indexing funds. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco.

Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown joined Mellon Capital in 1995 as senior associate portfolio manager, was promoted to Vice President in 1998, and to his current position in 2002. In his position, he co-manages a team of portfolio managers for domestic and international equity indexing funds, reviews trades proposed by the portfolio managers, reviews and monitors accounts, and approves corporate action responses. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment
Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.



Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the Fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2007.

                                                            PROSPECTUS COMMENT 6

THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Mellon Capital Management S&P 400 MidCap Index Fund is Mellon Capital Management Corporation ("Mellon Capital"), located at 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a wholly-owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

Mellon Capital supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. Mellon Capital utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolio as they deem appropriate in the pursuit of the Fund's investment objectives. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:


Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong joined Mellon Capital in 2000 as an associate portfolio manager. In 2001 she was promoted to a senior associate, in 2003 to an assistant vice president, in 2004 to a vice president and in 2006 to a director. Currently, she co-manages a team of portfolio managers for domestic and international equity indexing funds. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco.

Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown joined Mellon Capital in 1995 as senior associate portfolio manager, was promoted to Vice President in 1998, and to his current position in 2002. In his position, he co-manages a team of portfolio managers for domestic and international equity indexing funds, reviews trades proposed by the portfolio managers, reviews and monitors accounts, and approves corporate action responses. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment
Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.


Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the Fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2007.

THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Mellon Capital Management Small Cap Index Fund is Mellon Capital Management Corporation ("Mellon Capital"), located at 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a wholly-owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

Mellon Capital supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. Mellon Capital utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolio as they deem appropriate in the pursuit of the Fund's investment objectives. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:


Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong joined Mellon Capital in 2000 as an associate portfolio manager. In 2001 she was promoted to a senior associate, in 2003 to an assistant vice president, in 2004 to a vice president and in 2006 to a director. Currently, she co-manages a team of portfolio managers for domestic and international equity indexing funds. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco.

Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown joined Mellon Capital in 1995 as senior associate portfolio manager, was promoted to Vice President in 1998, and to his current position in 2002. In his position, he co-manages a team of portfolio managers for domestic and international equity indexing funds, reviews trades proposed by the portfolio managers, reviews and monitors accounts, and approves corporate action responses. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment
Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.


Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the Fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2007.

THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Mellon Capital Management International Index Fund is Mellon Capital Management Corporation ("Mellon Capital"), located at 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a wholly-owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

Mellon Capital supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. Mellon utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolio as they deem appropriate in the pursuit of the Fund's investment objectives. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:


Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong joined Mellon Capital in 2000 as an associate portfolio manager. In 2001 she was promoted to a senior associate, in 2003 to an assistant vice president, in 2004 to a vice president and in 2006 to a director. Currently, she co-manages a team of portfolio managers for domestic and international equity indexing funds. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco.

Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown joined Mellon Capital in 1995 as senior associate portfolio manager, was promoted to Vice President in 1998, and to his current position in 2002. In his position, he co-manages a team of portfolio managers for domestic and international equity indexing funds, reviews trades proposed by the portfolio managers, reviews and monitors accounts, and approves corporate action responses. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment
Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.


Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the Fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2007.

                                                            PROSPECTUS COMMENT 7
JNL/PAM ASIA EX-JAPAN FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/PAM Asia ex-Japan Fund is long-term total return.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective of long-term capital appreciation by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region where the (i) securities are of issuers organized under the laws of the country or of a country within the geographic region or maintains their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. The Asia ex-Japan region includes, but is not limited to, the following countries: Korea; Taiwan; Hong Kong; Philippines; Thailand; Malaysia; Singapore; Indonesia; People's Republic of China; India; Pakistan and Vietnam. The Fund may also invest in depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)), debt securities convertible into common shares, preference shares, warrants and initial public offerings. In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.

The Fund will concentrate (as such term may be defined or interpreted under the 1940 Act, the rules thereunder, and governing interpretations) its investments in the securities of each of the following industries: financials and information technology industries.


The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities in response to factors affecting the market in general. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which the Fund invests may still trail returns from the overall stock market. Furthermore, the market may not favor a particular kind of security, such as dividend-paying securities in which the Fund invests, and may not favor equity securities at all.

          Because the Fund may invest in convertible fixed-income securities, it is subject to market risk. For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

                                                            PROSPECTUS COMMENT 8

JNL/PAM CHINA-INDIA FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/PAM China-India Fund is long-term total return.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing normally, 80% of its assets (net assets plus the amount of any borrowings for investment purposes), in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People's Republic of China and India where the (i) securities are of issuers organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.

The Fund will concentrate (as such term may be defined or interpreted under the 1940 Act, the rules thereunder, and governing interpretations) its investments in the securities of each of the following industries: financials and information technology industries.


The investments of the Fund include, but are not limited to, listed securities in the regulated market, which operates regularly and is recognized, depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)), debt securities convertible into common shares, preference shares, warrants and initial public offerings.

The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities in response to factors affecting the market in general. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which the Fund invests may still trail returns from the overall stock market. Furthermore, the market may not favor a particular kind of security, such as dividend-paying securities in which the Fund invests, and may not favor equity securities at all.

          Because the Fund may invest in convertible fixed-income securities, it is subject to market risk. For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

                                                           PROSPECTUS COMMENT 10
JNL/S&P 4 FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/S&P 4 Fund is capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing in a combination of mutual funds ("Underlying Funds") on a fixed percentage basis. The Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in companies included in the S&P 500.

The Fund seeks to achieve its objective by making initial allocations of its assets and cash flows to the following four Underlying Funds (Class A) on each Stock Selection Date:

     o    25% in JNL/S&P Competitive Advantage Fund*; and
     o    25% in JNL/S&P Dividend Income & Growth Fund*; and
     o    25% in JNL/S&P Intrinsic Value Fund*; and
     o    25% in JNL/S&P Total Yield Fund*.

* The investment policies of the Underlying Funds are described elsewhere in this prospectus.


The securities for each Underlying Fund are selected only once annually on each Stock Selection Date. The Stock Selection Date will be on or about December 1 of each year. For the Underlying Funds, SPIAS generally uses a buy and hold strategy, recommending trades only around each Stock Selection Date, when cash flow activity occurs and for dividend reinvestment. Therefore, the Fund may hold securities of a smaller number of issuers. For the Underlying Funds, SPIAS may also recommend trades for mergers if the original stock is not the surviving company.


Between Stock Selection Dates, when cash inflows and outflows require, Jackson National Asset Management, LLC purchases and sells shares of the four Underlying Funds according to the approximate current percentage relationship among the Underlying Funds determined based on market value.

Certain provisions of the 1940 Act, limit the ability of the Fund to invest more than 25% of the Fund's total assets in a particular industry ("25% limitation"). If a security is selected which would cause the Fund to exceed the 25% limitation, the Sub-Adviser may depart from the Fund's investment strategy only to the extent necessary to maintain compliance with the 25% limitation. Any amount that cannot be allocated to a particular industry because of the 25% limitation will be allocated among the remaining portfolio securities in proportion to the percentage relationships determined by the strategy.

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Underlying Funds invest in U.S.-traded equity securities, they are subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities in response to factors affecting the market in general. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which the Fund invests may still trail returns from the overall stock market. Furthermore, the market may not favor a particular kind of security, such as dividend-paying securities in which certain Underlying Funds invest, and may not favor equity securities at all.

     o COMPANY RISK. Because the Underlying Funds invest in U.S. traded equity securities, they are subject to company risk. Stock prices typically fluctuate more than the values of other types of securities in response to changes in a particular company's financial conditions. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock price.

                                                           PROSPECTUS COMMENT 10

     o ACCOUNTING RISK. The investment selection criteria used by the Underlying Funds are based, in part, on information drawn from the financial statements of issuers in which the Underlying Funds invest. The financial information contained in such financial statements may not be accurate and may reflect accounting approaches that are inconsistent with approaches used by others. As a result, there can be no assurance that the Underlying Fund will be able to accurately identify investment opportunities in line with their principal investment strategies.

     o NON-DIVERSIFICATION. The Fund is "non-diversified" as such term is defined in the 1940 Act, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

     o LIMITED MANAGEMENT. Each Underlying Fund's strategy of investing in 30 companies according to criteria determined on each Stock Selection Date prevents the Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the 30 selected companies, between Stock Selection Dates. As compared to other funds, this could subject the Underlying Funds to more risk if one of the selected stocks declines in price or if certain sectors of the market, or the United States economy, experience downturns. The investment strategy may also prevent the Underlying Funds from taking advantage of opportunities available to other funds.

     o SMALL CAP INVESTING. Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. The companies in which certain Underlying Funds are likely to invest may have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Also, since equity securities of smaller companies may not be traded as often as equity securities of larger, more established companies, it may be difficult or impossible for the portfolio to sell securities at a desirable price. Securities of such issuers may lack sufficient market liquidity to enable the Underlying Funds to effect sales at an advantageous time or without a substantial drop in price. Accordingly, an investment in the Fund may not be appropriate for all investors.

     o TRADING COST AND REBALANCE RISK. Due to the investment strategy of the Underlying Funds, the each Underlying Fund's portfolio may be repositioned or rebalanced around the Stock Selection Date. The Underlying Funds' rebalance of its portfolio may lead to higher transaction costs because the Fund could be trading large volumes in a particular security during a short trading period. As part of the rebalance process, the Underlying Funds may incur significant trading costs and commissions, which could negatively affect performance.

     o LIQUIDITY RISK. Liquidity risk exists when particular investments are difficult to purchase or sell. An Underlying Fund's investments in illiquid securities may reduce the returns of the Underlying Fund because it may be unable to sell the illiquid securities at an advantageous time or price. Securities with liquidity risk include those that have small average trading volumes or become subject to trading restrictions. Funds with principal investment strategies that involve small-cap securities, large positions relative to market capitalization, foreign securities, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

                                                           PROSPECTUS COMMENT 11

     o INDUSTRY CONCENTRATION RISK. At times an Underlying Fund will increase the relative emphasis of its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that an Underlying Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.

     o LICENSE TERMINATION RISK. Certain strategies an Underlying Fund invests in may rely on licenses from third parties to an Underlying Fund that permit the use of the intellectual property of such parties in connection with the investment strategies of an Underlying Fund. Such licenses may be terminated by the licensors, and as a result an Underlying Fund may lose its ability to receive data from the third party as it relates to the licensed investment strategy. Accordingly, in the event a license is terminated, an Underlying Fund may have to change the investment strategy.

PERFORMANCE. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable insurance contract.

In addition, the performance of the Fund depends on the Sub-Adviser's ability to effectively implement the investment strategies of the Fund.

Performance information has not been presented because the Fund has less than one calendar year of performance.

EXPENSES. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the Separate Account, whichever may be applicable and the total expenses would be higher if they were included.

SHAREHOLDER TRANSACTION EXPENSES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
         MAXIMUM SALES LOAD IMPOSED ON PURCHASES                                NOT APPLICABLE
         MAXIMUM SALES LOAD IMPOSED ON REINVESTED DIVIDENDS                     NOT APPLICABLE
         DEFERRED SALES LOAD                                                    NOT APPLICABLE
         REDEMPTION FEE                                                         NOT APPLICABLE
         EXCHANGE FEE                                                           NOT APPLICABLE

---------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------- -----------------------
                                                                                                     CLASS A
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Management/Administrative Fee                                                                         0.05%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
12b-1 Fee                                                                                             0.00%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Other Expenses*                                                                                       0.01%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Acquired Fund Fees and Expenses**                                                                     0.71%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Total Annual Fund Operating Expenses                                                                  0.77%
--------------------------------------------------------------------------------------------- -----------------------

* Other expenses are based on estimated amounts for the current fiscal year.
** Because the Fund invests in the Underlying Funds, the Fund will indirectly bear its pro rata share of fees and expenses of the Underlying Funds in addition to the other expenses shown. Amount is based upon the target allocations to the Underlying Funds. Actual amounts may be higher or lower than these shown above.

                                                            SAI COMMENTS 1 AND 2

                       DISCLOSURE OF PORTFOLIO INFORMATION

POLICIES AND PROCEDURES

I.   INTRODUCTION

JNAM is the investment adviser to the Funds and certain non-affiliated sub-advisers conduct the day-to-day management of the Funds. Pursuant to the sub-advisers' respective "Sub-Advisory Agreements" with JNAM, the sub-advisers make the investment decisions for the Funds, including determinations as to the purchase and sale of securities for the Funds and the disposition of the assets for the Funds. The Adviser, pursuant to exemptive relief granted by the SEC, is a "Manager of Managers," and monitors and reviews the performance of the sub-advisers and the Funds. In providing this oversight function, JNAM regularly reports to the Funds' Board related to sub-adviser management, trading, and compliance functions. The Adviser does not make individual investment decisions on behalf of the Funds. The Adviser does not have a portfolio management department and does not operate a trading desk. The Adviser provides the Funds with various services, including, but not limited to, compliance, fund accounting, transfer agency services, due diligence, and administrative services. The Funds underlie certain variable products sponsored by Jackson and Jackson NY, and are primarily sold to the separate accounts of those variable products. The Funds are also sold to participants in certain "Qualified Retirement Plans."

Certain of the Funds underlie variable products sponsored by Jackson and Jackson NY, and are primarily sold to the separate accounts of those variable products, and are also sold to participants in certain "Qualified Retirement Plans." Certain of the Funds are sold to the public as retail mutual funds.

II.  STATEMENT OF POLICY

JNAM, the Distributor, and the Funds' Board have approved and adopted policies and procedures governing the disclosure of information regarding the Funds' portfolio holdings. In adopting these policies and procedures, the Funds' Board assessed the use of Fund portfolio information, and the manner in which such information is conveyed to other parties, including the shareholders (contractholders). The procedures are designed to control the disclosure of Fund portfolio information. These policies and procedures are intended to balance the interests of the Funds' shareholders and their access to portfolio information, with the interests of JNAM and the Distributor in the administration and management of the Funds. The Funds' Board may amend these policies and procedures from time to time, as it may deem appropriate in the interests of the Funds and their shareholders, and/or in response to changes in the Federal Securities Laws.

As a general matter, it is the policy that public disclosure of information concerning the Funds' portfolio holdings should allow all relevant parties consistent and equal access to portfolio information. In applying these principles, the Funds' portfolio disclosures shall be made at times and in circumstances under which it may promptly become generally available to the brokerage community and the investing public.

          A. POLICY REQUIREMENTS. In order to implement this policy, the procedures generally provide that:

               (i) Information about the Funds' portfolio holdings may not, except as set forth herein, be disclosed until it is either filed with the SEC, or mailed out to shareholders, which filing or mailing will not be made sooner than thirty (30) days after quarter end;

               (ii) Portfolio  holdings  information that is solely available in other regulatory reports or filings (such as U.S. Treasury Department filings) may not be disclosed, except as expressly authorized by the Funds' President;

               (iii) Portfolio holdings  information for certain of the Funds(1)
                    (including, but not limited to, the "Fund of Funds," "ETF Funds," "Target Funds," and "Index Funds") that is more current than that in reports or other filings filed electronically with the SEC may be disclosed in certain printed materials provided the information is posted on the Funds' website one (1) day prior to the use of any printed materials; and

               (iv) Information about the Funds' portfolio holdings shall not be disclosed by the Funds, JNAM, the Distributor, and personnel at the foregoing entities, to obtain compensation or consideration.

                  The foregoing, general policy requirements may not apply to certain of the Funds, including, but not limited, to the money market portfolios.

          B. PUBLIC DISCLOSURES. Information regarding each Fund's portfolio holdings will be disclosed to the public as required or permitted by applicable laws, rules or regulations, such as in annual and semi-annual shareholder reports and other reports or filings with the SEC. Such reports shall be released not sooner than thirty (30) days after the end of the relevant reporting period, or after such period required under applicable law.

III. DISCLOSURES

In accordance with the foregoing policies, the Funds and the Distributor may periodically disclose portfolio holdings information.

          A.   PORTFOLIO OVERVIEWS.

               (i) ACTIVELY MANAGED FUNDS. The Funds and the Distributor may disclose the Funds' ten (10) largest portfolio holdings in monthly overviews in connection with the distribution of actively managed Fund shares. The monthly overview updates may not be released earlier than thirty (30) days after the end of the relevant month and shall not be provided to any broker-dealer on a preferential basis. The Funds will disclose their ten (10) largest portfolio holdings on the Funds' website at WWW.JNL.COM or WWW.JNLNY.COM one (1) day prior to the use of any printed materials.

               (ii) INDEX FUNDS, ETF FUNDS, FUND OF FUNDS, AND TARGET FUNDS. For
                    the Index Funds, the ETF Funds, the Fund of Funds, and the Target Funds (generally, those Funds sub-advised by Standard & Poor's Investment Advisory Services LLC and/or Mellon Capital Management Corp.), the Funds and the Distributor may periodically disclose complete or partial portfolio holdings, and/or allocations, thirty (30) days after any of the following:

                    (A)  The relevant reporting periods;

                    (B)  The "Stock Selection Date"; or

                    (C) The effective date of new money allocations and/or rebalances.

                  Provided that such disclosures are not provided to any broker-dealers on a preferential basis. The Funds will disclose such portfolio holdings on the Funds' website at WWW.JNL.COM or WWW.JNLNY.COM one (1) day prior to the use of any printed materials.

          B.   SERVICE  PROVIDERS.   The  Funds  may  disclose  their  portfolio
               holdings to mutual fund databases and rating services (such as Lipper and Morningstar):

               (i) On a quarterly basis, however, such holdings information shall be released not sooner than thirty (30) days after the end of the relevant reporting period;

               (ii) At such time as those service providers may request; and/or

              (iii) As necessary for JNAM and the Funds to obtain materials and
                    information   from  the  service   providers  and/or  rating
                    services.

          The disclosure of portfolio holdings to service providers is generally made for the purpose of obtaining ratings for the Funds and enabling such service providers to provide such portfolio holding information to the public as they typically provide for other rated mutual funds. Any disclosure to mutual fund databases and rating services shall be made subject to a confidentiality agreement or confidentiality provisions limiting the use of such information to the approved purposes.

          C. OTHER DISCLOSURES. The Funds periodically provide information concerning their portfolio holdings to the Adviser's consultants, service providers, and the Funds' Board in connection with transactions/services provided to, or on behalf of, the Funds. In addition to the Adviser, these service providers may include any sub-adviser, distributor, auditor, and/or legal counsel to the funds, the trustees or the service providers. ANY DISCLOSURE TO SERVICE PROVIDERS SHALL BE MADE SUBJECT TO A CONFIDENTIALITY AGREEMENT OR CONFIDENTIALITY PROVISIONS LIMITING THE USE OF SUCH INFORMATION FOR APPROVED PURPOSES. The Funds may also disclose portfolio holding information to any person who expressly agrees in writing to keep the disclosed information in confidence (AGREEMENTS SHALL CONTAIN CONFIDENTIALITY PROVISIONS), and to use it only for purposes expressly authorized by the Fund. Furthermore, as authorized by the Funds' President, in writing, and upon his/her determination that such disclosure would be in the interests of the relevant Fund and its shareholders, a Fund may disclose portfolio holding information.

          D. REGULATORY DISCLOSURES. The Funds may also disclose portfolio holdings information to any regulator in response to any regulatory requirement, or any regulatory inquiry or proceeding, and to any person, to the extent required by order or other judicial process.

          E. MONITORING PORTFOLIO HOLDINGS DISCLOSURE AND TRADING. JNAM and the Funds will monitor the personal securities transactions of their Access Persons, pursuant to their Code of Ethics. The sub-advisers and distributor have each, individually, adopted a Code of Ethics and are responsible for monitoring the personal trading activities of their respective personnel.

IV.  REPORTING, RECORDKEEPING, AND EXCEPTIONS

Any exceptions to these policies and procedures authorized by the Funds' President shall be reported to the Funds' Board. The Funds' Board shall also receive annual reports concerning the operation of these policies and procedures. The Funds' Board may amend these policies and procedures from time to time, as it may deem appropriate in the interests of the Funds and their shareholders, and/or in response to changes in the Federal Securities Laws. All disclosures made pursuant to these policies and procedures, for both JNAM and the Funds, must be preserved for a period of not less than six (6) years, the first (2) years in an appropriate office of JNAM.


--------

(1) The Fund of Funds, ETF Funds, Target Funds, and Index Funds (such as the JNL/S&P Managed Conservative Fund, the JNL/S&P Growth Retirement Strategy Fund, the Jackson Perspective 5 Fund, and the JNL/Mellon Capital Management International Index Fund) generally include those Funds sub-advised by Standard & Poor's Investment Advisory Services LLC and/or Mellon Capital Management Corp. The Fund of Funds, ETF Funds, Target Funds, and Index Funds have distinct investment strategies and these policies and procedures recognize that more frequent disclosure of portfolio holdings information may be required for the benefit of shareholders.